ASHMORE INVESTMENT MANAGEMENT
(US) CORPORATION

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2026

Filed as a Public Document Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

CONTENTS

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SEC FILE NUMBER
8-68490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/25 (MM/DD/YY) AND ENDING 06/30/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Ashmore Investment Management (US) Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

437 Madison Avenue, Suite 1904
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gareth Payne	+442030776260	gareth.payne@ashmoregroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West	New York	New York	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0042
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George Grunebaum, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ashmore Investment Management (US) Corporation, as of August 28, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF New York
COUNTY OF New York

Signature:

Title:
President & CEO

Sworn to (or affirmed) and subscribed before me this 28 day of Aug, 2026, by George Grunebaum

Notary Public

XIAO YAN CHEN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CH6234682
Qualified in Kings County
My Commission Expires 01/24/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
Ashmore Investment Management (US) Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (the "Company") as of June 30, 2026 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2026, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2024.

August 28, 2026

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2026

ASSETS

Assets		
Cash and cash equivalents	$	4,556,562
Receivable from affiliates		4,841,774
Prepaid expenses		116,745
Trade and other receivables		963
Total current assets		9,516,044
Property and equipment, net		22,563
Right of use asset, net		1,051,235
Goodwill		4,500,000
Net deferred tax asset		1,349,350
Total non-current assets		6,923,148
Total assets	$	16,439,192

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued compensation	$	1,311,379
Operating lease liability		181,011
Accrued expenses		648,780
Total current liabilities		2,141,170
Operating lease liability		984,839
Non-current income tax liability		94,357
Total non-current liabilities		1,079,196
Total liabilities	$	3,220,366
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding		60
Additional paid-in capital		7,145,916
Retained earnings		6,072,850
Total stockholder's equity	$	13,218,826
Total liabilities and stockholder's equity	$	16,439,192

The accompanying notes are an integral part of these financial statement

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company engages in the following types of business:

- Mutual fund underwriter or sponsor (this activity does not involve firm commitments);
- Mutual fund retailer;
- Private placement of securities; and
- Provide advisory services related to emerging markets.

As of December 1, 2017, the Company became a wholly owned subsidiary of Ashmore Investment Advisors (US) Corp (the "Parent"), which is a private company incorporated under the laws of the United States of America. The Company's ultimate parent and controlling entity is Ashmore Group plc ("AGL"), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company's revenues are generated from activities with the Ashmore funds. Previously, the Company was a wholly owned subsidiary of Ashmore Investments (UK) Limited, which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, is a member of the Securities Investor Protection Corporation ("SIPC") and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

The Company is exempt from the provisions of Rule §240.15c3-3 of the Securities and Exchange Act of 1934. The Company is filing an exemption report, relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company does not maintain customers' accounts.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual (accrued compensation), share-based payments, income tax uncertainties and deferred tax assets. Actual results could differ materially from those estimates.

Note 2: Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company considers cash to include deposits in checking and sweep accounts. Cash equivalents include short-term, highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investments purposes. At June 30, 2026, the Company had a cash equivalent balance of $4,397,657. Cash equivalents are classified as level 1 in the fair value hierarchy. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2026, the Company had an uninsured cash balance of $4,549,174 with two financial institutions. The Company has not experienced any losses in such accounts.

Property and Equipment, net

Property and equipment are stated at cost at the date of acquisition. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease agreement or the service lives of the improvements, whichever is shorter.

Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "*Intangibles – Goodwill and Other*". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The two affiliated entities were subsequently dissolved. The carrying value of goodwill at June 30, 2026 is $4,500,000.

The Company evaluates goodwill for impairment on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair value of its reporting unit using a combination of the income and the market approach. If the

Note 2: Summary of Significant Accounting Policies (continued)

carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss.

The Company performed an analysis and determined that no impairment existed for the year ended June 30, 2026.

Revenue Recognition

The Company recognizes revenue in accordance with Topic 606, namely when all of the following criteria have been met:

- The parties to the contract have approved the contract and are committed to perform their respective obligations;
- The Company can identify each party's rights regarding the goods or services to be transferred;
- The Company can identify the payment terms for the goods or services to be transferred;
- The contract has commercial substance; and
- It is probable the Company will collect substantially all the consideration to which it will be entitled in exchange for the goods or services transferred.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The Company's primary source of revenue is from engaging in the types of business activities described in Note 1.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Note 2: Summary of Significant Accounting Policies (continued)

Share-Based Payments

Employee share awards under the AGL Executive Omnibus Incentive Plan are accounted for in accordance with the FASB ASC 718 *Compensation – Stock Compensation.* Compensation cost is recognized over the requisite service period, which the Company has determined begins in advance of the grant date and is on July 1 of each financial year. In reaching this conclusion, the Company considered a) an award is authorized in accordance with the Company's governance requirements, b) service begins before a mutual understanding of the key terms and conditions of the award is reached, and c) there is (1) no future substantive service requirement at the grant date in respect of bonus shares and (2) the award contains a performance condition that is satisfied during the portion of the service period that precedes the grant date in respect of restricted and matching shares. Significant judgement has been applied by management in determining that criteria a) and c)(2) have been met. With respect to criteria a), the Company has established a consistent past practice of granting awards and the remuneration policy is widely communicated to employees. Secondly, with respect to criteria c)(2), while the factors considered by the Company to achieve the performance condition are broadly defined and vary from year to year, the Company has established a past practice where the specific amount of the award is within a reasonably narrow range. The Company measures equity-based compensation when the service inception date precedes the grant date based on the fair value of the award as an accrual and adjusts the cost to fair value at each reporting date prior to the grant date. In the period in which the grant occurs, the cumulative compensation cost is adjusted to the fair value at the date of the grant.

Income Taxes

The Company follows the provisions of FASB ASC 740 *Income Taxes*. The provisions of FASB ASC 740 *Income Taxes* require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax assets and liabilities are measured based on the difference between the financial statement carrying amount and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. As of the year-ended June 30, 2026, no such valuation allowance was recorded.

ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax position should be recorded in the financial statement. The Company recognizes the financial statement effects from a tax position only if it is more likely than not that the position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statement from such a position are measured as the largest benefit that is greater than fifty percent likelihood of being realized upon settlement with the taxing authority. A liability in respect of unrecognized tax benefits has been classified as a non-current liability, based on the anticipated timing of settlement. Refer to Note 8 for further details.

Note 2: Summary of Significant Accounting Policies (continued)

The Company is part of a tax grouping managed by the Parent for both federal and state income tax purposes. The Company will not usually be required to file income tax returns in its own right, but rather its profits will be consolidated with those of the other entities in the grouping with income taxes paid on its behalf by the Parent. For some tax returns this approach is not permitted and the Company files on a standalone basis. For the purposes of this financial statement, per ASC 740, income taxes have been calculated for all federal and state purposes on a standalone basis, adopting the separate company approach and assuming no relief for tax assets in the wider group. Hence, current and deferred income tax expense have been calculated on a standalone basis and all relevant current tax assets and liabilities are presented as intercompany balances between the Company and the Parent, which will physically settle all income taxes on its behalf.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, receivable from affiliates, receivable from affiliates related to share based payments, trade and other receivables, accrued compensation, payables to affiliates and accrued expenses. The recorded values of these financial instruments approximate fair value because of the short maturity of these instruments.

Lease

The Company determines if an arrangement is a lease at inception of the arrangement. The Company primarily enters into operating leases, as the lessee, for office space. Operating leases are included as Right-of-Use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the present value of the lease payments using an incremental borrowing rate based on information available at the inception date.

For ROU assets, the Company recognizes lease expense for the lease payments on a straight-line basis over the lease term.

Additional disclosures relating to leases are discussed in Note 9.

Note 3: Property and Equipment, net

Property and equipment at June 30, 2026, consists of the following:

Computer equipment	$	83,625
Furniture and fixtures		218,990
Leasehold improvements		4,920
		307,535
Less accumulated depreciation and amortization		(284,972)
Property and equipment, net	$	22,563

Note 4: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. Each shareholder shall have the right to one vote for every share outstanding in their name. As of June 30, 2026 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

The Company declared and paid cash dividends totaling $1,607,000 on December 17, 2025, which were recorded as a direct reduction to retained earnings.

Note 5: Related Party Transactions

Effective March 1, 2015, the Company entered into a marketing agreement with AGL to which the Company agreed to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") and Ashmore Investment Advisors Limited ("AIAL") in respect of the various funds and accounts for whom AIML, AIAL or their affiliates act as the investment manager or the investment advisor. The marketing agreement was amended on July 13, 2017, effective July 1, 2016. Under this agreement, the Company will invoice AGL for marketing services provided in an amount as agreed between the Company and AGL.

Effective July 1, 2013, the Company entered into a service agreement with AGL, the ultimate parent of the Company. AGL is a public limited company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as information technology, human resources, legal and compliance.

Effective July 1 2020, AGL revised its recharge policy to require all share based payment reserve balances related to group share awards to be regularly settled during the vesting period. Previously, these balances were recognized and settled as at the vest date. Under the revised policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. For the year ended June 30, 2026 the Company had $4,630,976 in receivables from affiliates.

Note 5: Related Party Transactions (continued)

As a result of the income tax grouping, the Parent physically settles income taxes on behalf of the Company. The Company is included in the consolidated income tax returns of the Parent. Income tax expense is calculated by using a "separate return" method. Under this method, it is assumed that the Company files separate income tax returns with the relevant taxing authorities, thereby reporting its own taxable income or loss and paying the applicable income tax to or receiving the appropriate refund from the Parent. The current tax expense is the amount of income taxes payable or refundable on the basis of this hypothetical, current-year separate return. Deferred taxes are provided on temporary differences and on any carry forwards that can be claimed in the Company's hypothetical separate return and the need for a valuation allowance is assessed on the basis of the projected separate return results.

At June 30, 2026 the Company had a net receivable balance from the Parent of $210,798 in relation to income taxes and General and administrative expenses which is included in receivables from affiliates in the Statement of Financial Condition.

Effective November 19, 2016 the Company entered into a lease agreement for premises. The office space is shared with the Parent and the rent is paid by the Company. The lease is on a month-to-month basis and the expense is split based on the agreed transfer pricing policy. The lease was accounted for in accordance with ASC 842, see Note 9.

Note 6: Employee Benefits

In March 2013, the Company established a defined contribution 401(k) plan (the "Plan") for the benefit of all employees of the Company who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations.

Employees of the Company are entitled to paid vacation and sick days. At June 30, 2026, the Company accrued $42,191 in compensated absences, which are included in accrued compensation on the Statement of Financial Condition.

Note 7: Share-Based Payments

The 2006 Executive Omnibus Incentive Plan provides for the grant of AGL share awards (restricted shares), market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. There were no options issued to employees of the Company as of June 30, 2026. The plan also allows bonuses to be deferred in the form of share awards (bonus shares), with or without matching shares. These elements can be used singularly or in combination.

The fair value of each award is calculated based on the average closing price of AGL's stock for the five business days immediately prior to grant.

Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes fully vested in the underlying shares. The employee must be an employee in good standing at time of vest. The fair value of the bonus awards is recognized in the relevant year of service.

The award of an annual bonus, and therefore restricted, matching and bonus shares, is subject to performance conditions that are assessed in the year of service. Performance conditions are based on both AGL profitability and individual performance. Performance conditions are defined at the start of the year of service.

The following table summarizes the activity of the Company's share awards as of June 30, 2026:

	Number of Shares Subject to Awards	Weighted Average Grant Date Share Price
Outstanding – as of July 1, 2025	3,708,435	$2.91
Granted	935,310	2.23
Vested	(442,242)	4.66
Forfeited	-	-
Outstanding – as of June 30, 2026	4,201,503	2.58

The Company has elected to recognize forfeitures as they occur.

Note 7: Share-Based Payments (continued)

As of June 30, 2026, there was $4,705,594 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted or accrued under the plan. The cost is expected to be recognized over the five years as follows:

Year Ending June 30,	Amount
2027	$1,524,017
2028	1,288,180
2029	917,339
2030	624,304
2031	351,754
Total	$4,705,594

Under the AGL group recharge policy, all share based payment reserve balances related to group share awards are to be regularly settled during the vesting period. Under the group policy, the share-based payment reserve balances are transferred to intercompany balance and settled regularly. Therefore, as the intercompany balances will be settled regularly, they are classed within current assets/liabilities.

The overall effect of the recharge mechanism is to reflect the expense and any lapses by the Company against an intercompany payable with AGL over the vesting term. For the year ended June 30, 2026, the Company settled amounts in relation to share-based payments through intercompany with AGL.

For the year ended June 30, 2026, the total fair value of shares vested during the year was $986,525.

Note 8: Income Taxes

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Unrecognized tax benefits

Unrecognized tax benefits – As of July 1, 2025	$677,748
Gross decrease for the current year	(578,243)
Unrecognized tax benefits – June 30, 2026	$99,505

A liability in respect of unrecognized tax benefits has been classified as a non-current income tax liability on the Statement of Financial Condition. No interest or penalties were recognized in 2026. As the unrecognized tax benefits are linked to the Company's taxable income, it is reasonably possible that these may be significantly different at the next balance sheet date.

The components of the Company's deferred tax assets (liabilities) as of June 30, 2026 are as follows:

Deferred tax assets (liabilities):	Assets	Liabilities	Total
Accrued compensation	$290,018	$(-)	$290,018
Share-based payment expense	2,024,918	(-)	2,024,918
Goodwill	-	(1,012,931)	(1,012,931)
Other	650	(-)	650
Operating lease	262,428	(236,629)	25,799
Non-current income tax liability	20,896	(-)	20,896
Total non-current deferred tax assets	$2,598,910	($1,249,560)	$1,349,350

For the year ended June 30, 2026, the Company made payments to the Parent related to the following jurisdictions:

Federal	$670,434
State	-
	$670,434

Currently, the Company is not under examination by major taxing jurisdictions for periods 30 June 2024 – 30 June 2026, and prior years statute of limitations have closed. The Company considers the U.S. federal taxing authority to be a major taxing jurisdiction.

Note 9: Leases

At June 30, 2026, the Company has one lease in New York which will expire on December 31, 2031. The incremental borrowing rate used is 4.1% per annum. The lease includes an abated rent payment period of 7 months with the first lease payment due December 2, 2024.

The undiscounted maturity of the future lease payments under the lease agreements as of June 30, 2026 are as follows:

	Lease payment
Financial year 2027	$227,690
2028	231,675
2029	235,729
2030	239,854
2031	244,052
2032	123,085
Total undiscounted lease payments	1,302,085
Less imputed interest	(136,235)
Total lease liabilities	$1,165,850

The Company has undrawn credit through Ashmore Investment UK Limited to the maximum of $144,423 from Barclays Bank Plc to support the lease commitments.

Note 10: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2026, the Company had net capital of $3,282,971 as calculated under regulatory requirements, which was $3,203,929 in excess of its required net capital of $79,042. The Company's net capital ratio was 0.36 to 1.

Note 11: Loss Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. There are no loss contingencies as at June 30, 2026.

Note 12: Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of four business activities, limited to mutual fund underwriting or sponsor, mutual fund retailer, private placement of securities and provider of advisory services related to emerging markets. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 13: Subsequent Events

Management has evaluated subsequent events through August 28, 2026, the date the financial statement were available to be issued. There are no material subsequent events that require recognition or additional disclosure in this financial statement.